Exhibit 99.1

TWG Announces Regaining Compliance with Nasdaq Minimum Bid Price Requirement

Lille, Nov. 10, 2026 (GLOBE NEWSWIRE) -- Top Wealth Group Holding Limited (NASDAQ: TWG) (“Top Wealth” or the “Company”), today announced that it received a letter dated November 9, 2026 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market.

As previously announced, on October 2, 2026, Nasdaq notified the Company that the closing bid price of its Class A ordinary shares had been below US$1.00 per share for the previous 30 consecutive business days. To regain compliance, the Company effected a 1-for-100 share consolidation of its ordinary shares, and its Class A ordinary shares began trading on a post-share consolidation basis on the Nasdaq Capital Market on October 26, 2026.

According to the letter, Nasdaq has determined that for the 10 consecutive business days from October 26, 2026 through November 6, 2026, the closing bid price of the Company’s Class A ordinary shares has been at US$1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq has indicated that the matter is now closed.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, with all operations carried out through its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to customers under customer brand labels (i.e. private labeling), and also sells under its own brand, “Imperial Cristal Caviar,” which has continuously achieved significant sales growth since its launch.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc